                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                           The Times Mirror Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Series A Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 887 364 10 7
                                 ------------
                                (CUSIP Number)


 William Stinehart, Jr., Gibson, Dunn & Crutcher LLP, 2029 Century Park East,
-------------------------------------------------------------------------------
              Suite 4000, Los Angeles, CA  90067- (310) 552-8500
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                March 13, 2000
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)
                              Page 1 of 14 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gwendolyn Garland Babcock
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,743
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          900 (excludes 14,522,102 shares of Series C Common
     OWNED BY             Stock convertible into shares of Series A Common
                          Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,743
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          900 (excludes 14,522,102 shares of Series C Common
                          Stock convertible into shares of Series A Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      26,643 (excluding 14,522,102 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0006%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jeffrey Chandler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (excluding 14,521,654 shares of Series C Common
     OWNED BY             Stock convertible into shares of Series A Common
                          Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (excluding 14,521,654 shares of Series C Common
                          Stock convertible into shares of Series A Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

      William Stinehart, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,243
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,650 (excluding 14,521,654 shares of Series C
     OWNED BY             Common Stock convertible into shares of Series A
                          Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,243
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,650 (excluding 14,521,654 shares of Series C
                          Common Stock convertible into shares of Series A
                          Common Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      113,073 (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.002%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

      Camilla Chandler Frost
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          113,801 (excluding 57,264 shares of Series C
                          Common Stock convertible into shares of Series A
                          Common Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          106,650 (excluding 14,521,654 shares of Series C
     OWNED BY             Common Stock convertible into shares of Series A
                          Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             113,801 (excluding 57,264 shares of Series C
                          Common Stock convertible into shares of Series A
                          Common Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          106,650 (excluding 14,521,654 shares of Series C
                          Common Stock convertible into shares of Series A
                          Common Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      220,451 (excluding 14,578,918 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                               [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.005%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

      Douglas Goodan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (excluding 14,521,654 shares of Series C Common
     OWNED BY             Stock convertible into shares of Series A Common
                          Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (excluding 14,521,654 shares of Series C Common
                          Stock convertible into shares of Series A Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

      Judy C. Webb
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (excluding 14,521,654 shares of Series C Common
     OWNED BY             Stock convertible into shares of Series A Common
                          Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (excluding 14,521,654 shares of Series C Common
                          Stock convertible into shares of Series A Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (Trustee)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 887364107                                       PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren B. Williamson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          20,283
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (excluding 14,521,654 shares of Series C Common
     OWNED BY             Stock convertible into shares of Series A Common
                          Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          20,283
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (excluding 14,521,654 shares of Series C Common
                          Stock convertible into shares of Series A Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,283 (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .0004%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO (Trustee)
------------------------------------------------------------------------------

     Item 1.   Security and Issuer

          This statement relates to the Series A Common Stock of The Times Mirror Company, Times Mirror Square, Sixth Floor, Los Angeles, California 90053.

     Item 2.   Identity and Background

     This Schedule 13D is filed by:

     (i) Gwendolyn G. Babcock, an individual, resident of 1500 Park Place, San Marino, California 91108. Ms. Babcock is a private investor and is a citizen of the United States. During the last 5 years, Ms. Babcock has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (ii) Jeffrey Chandler an individual, whose principal business address is Tri-Cities Broadcasting, Inc., 162 S. Rancho Santa Fe Road, Suite B-6Q, Encinitas, 92024. Mr. Chandler is a private investor and is a citizen of the United States. During the last 5 year, Mr. Chandler has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (iii) William Stinehart, Jr., an individual, whose principal business address is Gibson, Dunn & Crutcher LLP, 2029 Century Park East, Suite 4000, Los Angeles, California 90067. Mr. Stinehart is a partner in the law firm of Gibson, Dunn & Crutcher LLP and is a citizen of the United States. During the last 5 years, Mr. Stinehart has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (iv) Camilla Chandler Frost, an individual, whose principal business address is Chandis Securities, 350 West Colorado Boulevard, Suite 230, Pasadena, California 91105. Ms. Frost is a private investor and is a citizen of the United States. During the last 5 years, Ms. Frost has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (v) Douglas Goodan, an individual, resident of 2550 Aberdeen Avenue, Los Angeles, California 90027. Mr. Goodan is a private investor and is a citizen of the United States. During the last 5 years, Ms. Goodan has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (vi) Judy C. Webb, an individual, resident of 19 Leeward Road, Belvedere, California 94920. Ms. Webb is a private investor and is a citizen of the United States. During the last 5 years, Ms. Webb has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (vii) Warren B. Williamson, an individual, whose principal business address is Chandis Securities, 350 West Colorado Boulevard, Suite 230, Pasadena, California 91105. Mr. Williamson is retired from Crowell, Weedon and Co., a stock brokerage firm with which he had been associated since 1970. Mr. Williamson is a citizen of the United States. During the last 5 years, Mr. Williamson has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.    Source and Amount of Funds or Other Consideration

     The securities referenced in Item 1 are shares of capital stock of The Times Mirror Company, a Delaware corporation ("Times Mirror"). The trusts for which the persons filing this Schedule 13D are Trustees (Chandler Trust No. 1 and Chandler Trust No. 2) have previously been exempt from the obligations to make filings on Schedule 13D by virtue of obtaining ownership of the applicable securities before 1970 and consequently filings have been made on Schedule 13G. Most of the shares reported in this filing (14,521,654 shares of Series C Common Stock convertible to Series A Common Stock) are the result of shares originally contributed to two trusts in 1935. The remaining shares held by individual trustees were acquired either as compensation for service as a director of Times Mirror, with personal funds, or by gift or inheritance.

     Item 4.  Purpose of Transaction.

     Most of the shares reported in this filing (14,521,654 shares of Series C Common Stock convertible to Series A Common Stock) are assets in the trusts overseen by the persons referenced in Item 2 (the "Trustees"). The securities were originally acquired and have been long held for investment. The Trustees have executed a voting agreement with Tribune Company ("Tribune") whereby, in accordance with the terms of that agreement, the Trustees have agreed to vote, or cause to be voted, the securities of Times Mirror held and voted by the trusts in favor of a Merger of Times Mirror with Tribune (the "Merger") and against any potential transaction other than the Merger, with certain exceptions as to a portion of the voting power represented by the shares held and voted by the trusts. See Section 3 of the attached Exhibit B.

     Item 5.   Interest in Securities of the Issuer.

     As of March 13, 2000:

     (A) Ms. Babcock (i) has the sole power to vote or direct the vote of 21,743 shares (including 20,000 shares of Series A Common Stock which she may acquire upon the exercise of outstanding options), (ii) the shared power to vote or direct the vote of 900 shares(excluding 14,522,102 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 21,743 shares and (iv) the shared power to dispose or direct the disposition of 900 shares (excluding 14,522,102 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Times Mirror beneficially owned by her representing 0.0006% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,522,102 shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (B) Mr. Chandler (i) has the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Times Mirror beneficially owned by him representing 0% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654) shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (C) Mr. Stinehart (i) has the sole power to vote or direct the vote of 6,243 shares (consisting of 5,000 shares of Series A Common Stock which he may acquire upon the exercise of outstanding options and 1,243 shares of Series A Common Stock), (ii) the shared power to vote or direct the vote of 106,650 shares of Series A Common Stock held by a foundation controlled by Mr. Stinehart, Mrs. Frost and her son (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 6,243 shares and (iv) the shared power to dispose or direct the disposition of 106,650 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Series A Common Stock of Times Mirror beneficially owned by him representing 0.002% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (D) Ms. Frost (i) has the sole power to vote or direct the vote of 113,801 shares (excluding 57,264 shares of Series C Common Stock convertible into shares of Series A Common Stock), (ii) the shared power to vote or direct the vote of 106,650 shares of Series A Common Stock held in a foundation controlled by her, her son and Mr. Stinehart (excluding 14,521,654, (iii) the sole power to dispose or direct the disposition of 113,801 shares (excluding 57,264 shares of Series C Common Stock convertible into shares of Series A Common Stock) and (iv) the shared power to dispose or direct the disposition of 113,801 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Series A Common Stock of Times Mirror beneficially owned by her representing 0.005% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (E) Mr. Goodan (i) has the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Times Mirror beneficially owned by him representing 0% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (F) Ms. Webb (i) has the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) shares of Series A Common Stock of Times Mirror beneficially owned by her representing 0% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock).

     (G) Mr. Williamson (i) has the sole power to vote or direct the vote of 20,283 shares (including 20,000 shares of Series A Common Stock which he may acquire upon the exercise of outstanding options), (ii) the shared power to vote or direct the vote of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock), (iii) the sole power to dispose or direct the disposition of 20,283 shares and (iv) the shared power to dispose or direct the disposition of 0 shares (excluding 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock) of Series A Common Stock of Times Mirror beneficially owned by him representing 0.0004% of the issued and outstanding shares of Series A Common Stock of Times Mirror (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Times Mirror, and excludes 14,521,654 shares of Series C Common Stock convertible into shares of Series A Common Stock).

The number of shares indicated above excludes 5,001,334 shares of Series A Common Stock held by TMCT, LLC and 15,541,216 shares of Series A Common Stock held by TMCT II, LLC. The Trustees do not have the power to dispose or direct the disposition of these shares, but these shares may not be disposed without the consent of the Trustees. Chandler Trust No. 1 and Chandler Trust No. 2 and the Trustees disclaim beneficial ownership of these shares. In addition, TMCT, LLC holds 411,784 shares of Series A Preferred Stock and TMCT II, LLC holds 380,972 shares of Series D-1 Preferred Stock and 245,100 shares of Series D-2 Preferred Stock. Chandler Trust No.1 and Chandler Trust No. 2 and the Trustees disclaim beneficial ownership of such shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of the Issuer.

     The Trustees have executed a voting agreement with Tribune whereby, in accordance with the terms of that agreement, they have agreed to vote, or caused to be voted, the securities of Times Mirror held and voted by the trusts in favor of the Merger, and against any potential transaction other than the Merger with certain exceptions as to a portion of the voting power represented by the shares held by the trusts. See Section 3 of the attached Exhibit B.

     Item 7.   Material to be Filed as Exhibits.

     The merger agreement between Times Mirror and Tribune is attached as Exhibit A to this Schedule. An agreement regarding voting of the securities is attached as Exhibit B to this Schedule.

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

 /s/ Gwendolyn Garland Babcock                      March 23, 2000
______________________________                _________________________
Gwendolyn Garland Babcock                    Date:

 /s/ Jeffrey Chandler                               March 23, 2000
_____________________________                 _________________________
Jeffrey Chandler                              Date:

 /s/ William Stinehart, Jr.                         March 23, 2000
_____________________________                 _________________________
William Stinehart, Jr.                        Date:

 /s/ Camilla Chandler Frost                         March 23, 2000
_____________________________                 _________________________
Camilla Chandler Frost                        Date:

 /s/ Douglas Goodan                                 March 23, 2000
_____________________________                 _________________________
Douglas Goodan                                Date:

 /s/ Judy C. Webb                                   March 23, 2000
_____________________________                 _________________________
Judy C. Webb                                  Date:

 /s/ Warren B. Williamson                           March 23, 2000
_____________________________                 _________________________
Warren B. Williamson                          Date: